

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED
2006 AUG 14 P 1:25

#82-34714



08015953

August 2, 2006

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued August 2, 2006 along with an accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL



Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports Mount Polley Exploration Update

Vancouver (August 2, 2006) - **Imperial Metals Corporation (III-TSX)** reports favourable diamond drilling results revealing expansion of both the C2 and Boundary zones at Mount Polley.

Significant results in the C2 Zone include C206-20 which intersected 84.9 metres grading 0.28% copper and 0.33 g/t gold starting at 7.6 metres from surface. Hole C206-27 intersected 38.8 metres grading 0.31% copper and 0.81 g/t gold starting at 3.7 metres from surface. Exploration of the C2 Zone has been coordinated closely with the mine development team in order to assist in expansion of the current pit design both laterally and to depth. The C2 Zone is located immediately south of the Cariboo Pit and adjacent to the primary crusher, and could provide an important source of mill feed as early as the fourth quarter 2006.

C2 Zone Drill Hole #	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t
C206-20	212.8	7.6	-	92.5	84.9	0.28	0.33
C206-27	151.8	3.7	-	42.5	38.8	0.31	0.81

Significant intervals at the Boundary Zone include ND06-10 which intersected 20.8 metres grading 0.58% copper and 0.51 g/t gold at 125.0 metres, and an additional zone of 5.8 metres grading 0.99% copper and 0.90 g/t gold at 160.1 metres. Hole ND06-15 intersected 17.5 metres grading 0.79% copper and 0.91 g/t gold starting at 90.0 metres, and hole ND06-17 intersected 19.4 metres grading 0.68% copper and 0.50 g/t gold starting at 155.1 metres.

Boundary Zone Drill Hole #	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t
ND06-10	217.9	125.0	-	145.8	20.8	0.58	0.51
		160.1	-	165.9	5.8	0.99	0.90
ND06-15	276.5	90.0	-	107.5	17.5	0.79	0.91
ND06-17	266.4	155.1	-	174.5	19.4	0.68	0.50

Diamond drilling of known targets is ongoing, and property wide geochemical, geophysical and geological exploration methods, including trenching and mapping, are being used to advance prospective new areas.

The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab.

A complete table of the drill results is available on Imperial's website at *www.imperialmetals.com.* The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

Contact Information: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer")

Item 2. Date of Material Change

August 2, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on August 2, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported favourable diamond drilling results revealing expansion of both the C2 and Boundary zones at Mount Polley.

Item 5. Full Description of Material Change

The Issuer reported favourable diamond drilling results revealing expansion of both the C2 and Boundary zones at Mount Polley.

Significant results in the C2 Zone include C206-20 which intersected 84.9 metres grading 0.28% copper and 0.33 g/t gold starting at 7.6 metres from surface. Hole C206-27 intersected 38.8 metres grading 0.31% copper and 0.81 g/t gold starting at 3.7 metres from surface. Exploration of the C2 Zone has been coordinated closely with the mine development team in order to assist in expansion of the current pit design both laterally and to depth. The C2 Zone is located immediately south of the Cariboo Pit and adjacent to the primary crusher, and could provide an important source of mill feed as early as the fourth quarter 2006.

C2 Zone Drill Hole #	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t
C206-20	212.8	7.6	-	92.5	84.9	0.28	0.33
C206-27	151.8	3.7	-	42.5	38.8	0.31	0.81

Significant intervals at the Boundary Zone include ND06-10 which intersected 20.8 metres grading 0.58% copper and 0.51 g/t gold at 125.0 metres, and an additional zone of 5.8 metres grading 0.99% copper and 0.90 g/t gold at 160.1 metres. Hole ND06-15 intersected 17.5 metres grading 0.79% copper and 0.91 g/t gold starting at 90.0 metres, and hole ND06-17 intersected 19.4 metres grading 0.68% copper and 0.50 g/t gold starting at 155.1 metres.

Boundary Zone Drill Hole #	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t
ND06-10	217.9	125.0	-	145.8	20.8	0.58	0.51
		160.1	-	165.9	5.8	0.99	0.90
ND06-15	276.5	90.0	-	107.5	17.5	0.79	0.91
ND06-17	266.4	155.1	-	174.5	19.4	0.68	0.50

Diamond drilling of known targets is ongoing, and property wide geochemical, geophysical and geological exploration methods, including trenching and mapping, are being used to advance prospective new areas.

The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab.

A complete table of the drill results is available on Imperial's website at *www.imperialmetals.com*. The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated August 2, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer